[Letterhead of McCutchen Doyle Brown & Enersen, LLP]




March 19, 2002


VIA EDGAR


Ms. Peggy Y. Kim
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:         Redwood Mortgage Investors VIII
            File No. 333-83882

Dear Ms. Kim:

     Pursuant to Rule 473 of the Securities Act of 1933, the following delaying amendment is hereby incorporated into Redwood Mortgage Investors VIII's Form S-11 Registration Statement previously filed with the Securities and Exchange
Commission:

     "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."

     If you have any questions concerning this letter, please do not hesitate to contact me at (415) 393-2000.

Very truly yours,



/s/ ANNE R. KNOWLES

Anne R. Knowles, Esq.,
counsel for and on behalf of
Redwood Mortgage Investors VIII

cc:         Stephen C. Ryan, Esq.
            Michael R. Burwell